SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            FORM 12b-25

                      NOTIFICATION OF LATE FILING


     Form 10-K and Form 10-KSB for Period Ended: December 31, 1997


Part I - Registrant Information


                     ART, MUSIC & ENTERTAINMENT, INC.
         (Exact name of registrant as specified in its charter)


4400 W. Sample Road, Suite #140, Coconut Creek, FL  33073
(Address of principal executive offices)          (Zip Code)


Part II - Rules 12b-25 (b) an (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989, 54 F.R. 10306.]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative
     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 ( 72,435), effective April 12,




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1989, 54 F.R. 10306; and Release No. 34-30968 ( 72,439), effective
August 13, 1992, 57FR 364-42.]

     Form 10-KSB for Art, Music & Entertainment, Inc. could not be filed within the prescribed period due to the audit not being completed in the time period necessary for current filing.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Norman Brander (954) 971-9100

     (2)  Have all other periodic reports required under section
13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          Yes

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


          Yes, it is anticipated that income for the year will be decreased.

     Art, Music & Entertainment, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated:  March 30, 1998             Art, Music & Entertainment, Inc.


                                        by:/s/ Norman Brander
                                        Norman Brander, President





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                         MARY H. ORSINI, C.P.A.
                         7814 River Ridge Drive
                        Temple Terrace, FL  33637



                         ACCOUNTANT'S STATEMENT

Re:  ART, MUSIC & ENTERTAINMENT, INC.

To Whom It May Concern:

       We have been engaged by ART, MUSIC & ENTERTAINMENT, INC. to audit the financial statements for the fiscal year ended December 31, 1997. While our audit procedures are underway as of March 30, 1998, we have not completed the audit.

     Dated:  March 30, 1998


                              /s/Mary H.  Orsini
                              Mary H. Orsini, C.P.A.